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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Pacific Premier Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  1569478X 105
                      ------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.   1569478X 105


--------------------------------------------------------------------------------
1. Name of Reporting Persons.

         Vaughn S. Bryan

     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
               5. Sole Voting Power            18,000*
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power       114,000*
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power     18,000*
   PERSON
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power  114,000*

--------------------------------------------------------------------------------
9. Aggregate Amount Beneficially Owned by Each Reporting Person 132,000*

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9) 9.9%*

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions) Individual

--------------------------------------------------------------------------------


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CUSIP No.   1569478X 105


--------------------------------------------------------------------------------
1. Name of Reporting Persons.

         Ann L. Bryan

     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
               5.   Sole Voting Power                0*
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power        114,000*
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power           0*
   PERSON
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power   114,000*

--------------------------------------------------------------------------------
9. Aggregate Amount Beneficially Owned by Each Reporting Person 114,000*

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)        8.5%*

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions) Individual

--------------------------------------------------------------------------------
* Vaughn S. Bryan and Ann L. Bryan, husband and wife, are the controlling shareholders of Financial 2000, Inc., a California corporation, which holds 38,260 shares of the issuer's common stock, and Lois Lauer, Inc., a California corporation, which holds 25,000 shares of the issuer's common stock, and are the co-trustees of the Vaughn and Ann Bryan Revocable Trust, dtd 3-24-1989, which holds 50,740 shares of the issuer's common stock. Vaughn S. Bryan is a 50% partner and manager of investment decisions of a partnership that holds 5,000 shares of the issuer's common stock and the trustee of the Lois Lauer, Inc. pension plan that holds 13,000 shares of the issuer's common stock. All holdings are as of December 31, 2002.

ITEM 1.
     (a) Name of Issuer:

                  Pacific Premier Bancorp, Inc.

     (b) Address of Issuer's Principal Executive Offices:

                  1600 Sunflower Ave., Second Floor
                  Costa Mesa, CA 92626

ITEM 2.
     (a) Name of Person Filing:

                  Vaughn S. Bryan
                  Ann L. Bryan

     (b) Address of Principal Business Office, or if none, Residence:

                  The address of both Vaughn S. Bryan and Ann L. Bryan is:

                  1998 Orange Tree Lane
                  Redlands, California 92374

     (c)  Citizenship:

                  The citizenship of both Vaughn S. Bryan and Ann L. Bryan is:

                  United States

     (d) Title of Class of Securities:

                  Common Stock

     (e) CUSIP Number:

                  1569478X 105


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
             78o).
     (b) [_] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
     (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
     (g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j) [_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


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ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:          See Item 9 of cover pages.

     (b)  Percent of class:                  See Item 11 of cover pages.

     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote

          (ii) Shared power to vote or to direct the vote

          (iii) Sole power to dispose or to direct the disposition of

          (iv) Shared power to dispose or to direct the disposition of

         See Items 5-8 of cover pages.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The reporting persons have voting and dispositive power over shares of the issuer's common stock on behalf of other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such interest relates to more than five percent of the class of securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10.  CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2003



                                                  /s/ Vaughn S. Bryan
                                        ----------------------------------------
                                                      (Signature)

                                                    Vaughn S. Bryan
                                        ----------------------------------------
                                                      (Name/Title)


                                                   /s/ Ann L. Bryan
                                        ----------------------------------------
                                                      (Signature)

                                                     Ann L. Bryan
                                        ----------------------------------------
                                                      (Name/Title)

                          EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Agreement between Vaughn S. Bryan and Ann L. Bryan as to joint filing of
Schedule 13G.

                                    EXHIBIT 1

                  AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

Each of the undersigned hereby affirms and agrees that he or she is individually eligible to use Schedule 13G, this Schedule 13G is filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and is filed on behalf of each of them.

Dated: May 14, 2003

                                                  /s/ Vaughn S. Bryan
                                        ----------------------------------------
                                                      (Signature)

                                                    Vaughn S. Bryan
                                        ----------------------------------------
                                                      (Name/Title)


                                                   /s/ Ann L. Bryan
                                        ----------------------------------------
                                                      (Signature)

                                                     Ann L. Bryan
                                        ----------------------------------------
                                                      (Name/Title)